香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

香港堅尼地道四十四號港燈中心
Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
電話/Tel 2843 3111 傳真/Fax 2810 0506
電郵/Email mail@hec.com.hk
www.heh.com

港燈
HK Electric

28th November 2008

BY AIR MAIL

[redacted]

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

> Joint Announcement published on the Hong Kong Stock Exchange's and our Company's websites on 27th November 2008 regarding a connected transaction : Shareholder's loan to be provided to an associate.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

港燈
HK Electric

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1038)

HONGKONG ELECTRIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0006)

DISCLOSEABLE TRANSACTION SHAREHOLDER'S LOAN TO BE PROVIDED TO AN ASSOCIATE

CONNECTED TRANSACTION SHAREHOLDER'S LOAN TO BE PROVIDED TO AN ASSOCIATE

On 27th November, 2008, HEIT, an indirect wholly-owned subsidiary of HEH, entered into the HEH Shareholder's Loan Agreement with Stanley Power, an associate owned as to 50% and 50% by HEH and CKI through their respective intermediate holding companies. Pursuant to the HEH Shareholder's Loan Agreement, HEIT will extend the HEH Shareholder's Loan of up to CAD$213,333,333 (equivalent to approximately HK$1,344,298,665) to Stanley Power on or before 31st December, 2008.

On the same day, NAP, an indirect wholly-owned subsidiary of CKI, entered into the CKI Shareholder's Loan Agreement with Stanley Power pursuant to which NAP will extend the CKI Shareholder's Loan of up to CAD$213,333,333 (equivalent to approximately HK$1,344,298,665) to Stanley Power on or before 31st December, 2008.

It is intended that whenever a drawdown is made under the HEH Shareholder's Loan Agreement and the CKI Shareholder's Loan Agreement, HEIT and NAP will inject further equity capital to Stanley Power by subscription of further shares in proportion to their respective shareholdings in Stanley Power. It is expected that the amount of each of the capital injections will be equivalent to approximately half of the amount of each loan drawdown. The respective percentages of shareholding of HEIT and NAP in Stanley Power will remain unchanged after such capital injections.

The HEH Shareholder's Loan constitutes a connected transaction of HEH under the Listing Rules. As each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the HEH Shareholder's Loan is more than 0.1% but less than 2.5%, the HEH Shareholder's Loan is subject to the reporting and announcement requirements and is exempted from independent shareholders' approval requirement under Rule 14A.66(2)(a)(i) of the Listing Rules.

As one or more of the relevant percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the CKI Shareholder's Loan exceeds 5% but is less than 25%, the CKI Shareholder's Loan constitutes a discloseable transaction of CKI under the Listing Rules. Accordingly, the CKI Shareholder's Loan is subject to the disclosure requirements under Chapter 14 of the Listing Rules.

A circular containing further information on the CKI Shareholder's Loan and other relevant information will be despatched to the shareholders of CKI for their information as soon as possible.

THE HEH SHAREHOLDER'S LOAN

On 27th November, 2008, HEIT, an indirect wholly-owned subsidiary of HEH, entered into the HEH Shareholder's Loan Agreement with Stanley Power, an associate owned as to 50% and 50% by HEH and CKI through their respective intermediate holding companies.

Pursuant to the HEH Shareholder's Loan Agreement, HEIT will extend the HEH Shareholder's Loan of up to CAD$213,333,333 (equivalent to approximately HK$1,344,298,665) to Stanley Power on or before 31st December, 2008.

The principal terms of the HEH Shareholder's Loan are summarized as follows:-

Parties:	HEIT as lender; and Stanley Power as borrower
Date:	27th November, 2008
Maximum amount of the loan facility:	CAD$213,333,333 (equivalent to approximately HK$1,344,298,665)
Interest rate:	11% per annum
Term:	One or more requests for drawdown of advances may be made under the HEH Shareholder's Loan Agreement for advances to be made on or before 31st December, 2008
Maturity Date:	30th November, 2013

THE CKI SHAREHOLDER'S LOAN

On the same day, NAP, an indirect wholly-owned subsidiary of CKI, entered into the CKI Shareholder's Loan Agreement with Stanley Power pursuant to which NAP will extend the CKI Shareholder's Loan of up to CAD$213,333,333 (equivalent to approximately HK$1,344,298,665) to Stanley Power on or before 31st December, 2008.

The principal terms of the CKI Shareholder's Loan are summarized as follows:-

Parties:	NAP as lender; and Stanley Power as borrower (To the best of the knowledge, information and belief of the directors of CKI, having made all reasonable enquiries, Stanley Power is not a connected person of CKI)
Date:	27th November, 2008
Maximum amount of the loan facility:	CAD$213,333,333 (equivalent to approximately HK$1,344,298,665)
Interest rate:	11% per annum

Term:	One or more requests for drawdown of advances may be made under the CKI Shareholder's Loan Agreement for advances to be made on or before 31st December, 2008
Maturity Date:	30th November, 2013

THE CAPITAL INJECTIONS

It is intended that whenever a drawdown is made under the HEH Shareholder's Loan Agreement, a drawdown of the same amount will be made under the CKI Shareholder's Loan Agreement, and at the same time, HEIT and NAP will inject further equity capital by subscription of further shares of Stanley Power in proportion to their respective shareholdings in Stanley Power. It is expected that the amount of each of the capital injections will be equivalent to approximately half of the amount of each loan drawdown. The respective percentages of the shareholding of HEIT and NAP in Stanley Power will remain unchanged after such capital injections.

The first drawdown to be made under each of the HEH Shareholder's Loan Agreement and CKI Shareholder's Loan Agreement is expected to be CAD$105,000,000 (equivalent to approximately HK$661,647,000) and accordingly the corresponding capital injection by way of subscription amounts to CAD$52,500,000 (equivalent to approximately HK$330,823,500) for each of HEIT and NAP.

IMPLICATIONS UNDER THE LISTING RULES FOR HEH

CKI, which indirectly owns approximately 38.87% of the issued share capital of HEH, is a substantial shareholder and hence a connected person of HEH. As CKI indirectly owns more than 30% equity interest in Stanley Power, Stanley Power is an associate (as defined under the Listing Rules) of CKI. Accordingly, Stanley Power is a connected person of HEH within the meaning of the Listing Rules. Pursuant to Rule 14A.13(2)(a)(i) of the Listing Rules, the HEH Shareholder's Loan constitutes a connected transaction of HEH.

The directors of HEH (including the independent non-executive directors) are of the view that the terms of the HEH Shareholder's Loan are on normal commercial terms.

As each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the HEH Shareholder's Loan is more than 0.1% but less than 2.5%, the HEH Shareholder's Loan is subject to the reporting and announcement requirements and is exempted from independent shareholders' approval requirement under Rule 14A.66(2)(a)(i) of the Listing Rules.

To the best of the knowledge, information and belief of the directors of HEH, having made all reasonable enquiries, there is no prior transaction between HEH and Stanley Power which requires aggregation for the purpose of determining the size tests pursuant to Rules 14A.25 and 14A.26 of the Listing Rules.

Details of the HEH Shareholder's Loan will be included in the annual report and accounts of HEH in accordance with Rule 14A.45 of the Listing Rules.

IMPLICATIONS UNDER THE LISTING RULES FOR CKI

As one or more of the relevant percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the CKI Shareholder's Loan exceeds 5% but is less than 25%, the CKI Shareholder's Loan constitutes a discloseable transaction of CKI under the Listing Rules. Accordingly, the CKI Shareholder's Loan is subject to the disclosure requirements under Chapter 14 of the Listing Rules.

To the best of the knowledge, information and belief of the directors of CKI, having made all reasonable enquiries, there is no prior transaction between CKI and Stanley Power which requires aggregation for the purpose of determining the size tests pursuant to Rules 14.22 and 14.23 of the Listing Rules.

A circular containing further information on the CKI Shareholder's Loan and other relevant information will be despatched to the shareholders of CKI for their information as soon as possible.

REASONS FOR AND BENEFITS OF THE PROVISION OF SHAREHOLDER'S LOANS

The respective board of directors of HEH and CKI considers that the HEH Shareholder's Loan and CKI Shareholder's Loan would be necessary to meet the financing requirement of Stanley Power.

The respective board of directors of HEH and CKI expects that the exact amount that would be extended to Stanley Power under the HEH Shareholder's Loan Agreement and the CKI Shareholder's Loan Agreement will be determined around early December 2008 when the on-going negotiations between Stanley Power and various banks in respect of external banking facilities are finalized.

Since the HEH Shareholder's Loan is to be provided on a pro-rata basis according to HEH's equity interest in Stanley Power and is on the same terms with the CKI Shareholder's Loan, the directors of HEH (including the independent non-executive directors) are of the view that the terms of the HEH Shareholder's Loan are fair and reasonable and are in the interest of the shareholders of HEH as a whole.

Since the CKI Shareholder's Loan is to be provided on a pro-rata basis according to CKI's equity interest in Stanley Power and is on the same terms with the HEH Shareholder's Loan, the directors of CKI (including the independent non-executive directors) are of the view that the terms of the CKI Shareholder's Loan are fair and reasonable and are in the interest of the shareholders of CKI as a whole.

GENERAL INFORMATION

The principal business of the HEH Group is the generation of electricity and its transmission and distribution to Hong Kong Island and Lamma Island. HEH is also a joint partner with CKI in several power-related businesses in Australia, New Zealand and Canada and a gas distribution network business in the United Kingdom.

The principal activities of the CKI Group are development, investment and operation of infrastructure businesses in Hong Kong, the Mainland, Australia, New Zealand, the United Kingdom, Canada and the Philippines.

Stanley Power is a limited liability company incorporated in British Columbia, Canada. It is an investment holding company holding 49.99% equity interest in TransAlta Cogeneration.

TransAlta Cogeneration owns interests in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan and in a coal-fired, mine-mouth generation facilities in Alberta.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

"CAD$"	Canadian dollars, the lawful currency of Canada
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038)
"CKI Group"	CKI and its subsidiaries
"CKI Shareholder's Loan"	a shareholder's loan of up to CAD$213,333,333 (equivalent to approximately HK$1,344,298,665) to be extended by NAP to Stanley Power on or before 31st December, 2008 pursuant to the CKI Shareholder's Loan Agreement
"CKI Shareholder's Loan Agreement"	a shareholder's loan agreement dated 27th November, 2008 entered into between NAP and Stanley Power
"connected person"	has the meaning ascribed to it under the Listing Rules
"HEH"	Hongkong Electric Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 0006)
"HEH Group"	HEH and its subsidiaries
"HEH Shareholder's Loan"	a shareholder's loan of up to CAD$213,333,333 (equivalent to approximately HK$1,344,298,665) to be extended by HEIT to Stanley Power on or before 31st December, 2008 pursuant to the HEH Shareholder's Loan Agreement
"HEH Shareholder's Loan Agreement"	a shareholder's loan agreement dated 27th November, 2008 entered into between HEIT and Stanley Power
"HEIT"	HEI Tap Limited, a company incorporated under the laws of Belgium with limited liability
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NAP"	North America Power Inc., a company incorporated under the laws of Belgium
"Stanley Power"	Stanley Power Inc., a company incorporated in British Columbia, Canada with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TransAlta Cogeneration"	TransAlta Cogeneration, L.P., a limited partnership established pursuant to the laws of the Province of Ontario, Canada

Note: The figures in CAD$ are converted into HK$ at the rate of CAD$1 : HK$6.3014 throughout this announcement for indication purposes only.

By Order of the Board
CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
Eirene Yeung
Company Secretary

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

Hong Kong, 27th November, 2008

As at the date hereof, the Executive Directors of CKI are Mr. LI Tzar Kuoi, Victor (Chairman), Mr. KAM Hing Lam (Group Managing Director), Mr. IP Tak Chuen, Edmond (Deputy Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. Andrew John HUNTER, Mrs. CHOW WOO Mo Fong, Susan (also Alternate Director to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Frank John SIXT and Mr. TSO Kai Sum; the Non-executive Directors are Mr. CHEONG Ying Chew, Henry (Independent Non-executive Director), Mrs. KWOK Eva Lee (Independent Non-executive Director), Mrs. SNG Sow-mei alias POON Sow Mei (Independent Non-executive Director), Mr. Colin Stevens RUSSEL (Independent Non-executive Director), Mr. LAN Hong Tsung, David (Independent Non-executive Director), Mrs. LEE Pui Ling, Angelina, Mr. Barrie COOK and Mr. George Colin MAGNUS; and the Alternate Directors are Mr. MAN Ka Keung, Simon (Alternate Director to Mr. IP Tak Chuen, Edmond) and Ms. Eirene YEUNG (Alternate Director to Mr. KAM Hing Lam).

As at the date hereof, the Executive Directors of HEH are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Mr. CHAN Loi Shun, Alternate Director to Mr. KAM Hing Lam), Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See; the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mr. LEE Lan Yee, Francis and Mr. George Colin MAGNUS; and the Independent Non-executive Directors are Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

長江基建集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：1038）

須予披露交易
向聯營公司提供股東貸款

香港電燈集團有限公司

（於香港註冊成立之有限公司）

（股份代號：0006）

關連交易
向聯營公司提供股東貸款

於二零零八年十一月二十七日，HEIT（港燈之間接全資附屬公司）與 Stanley Power（港燈及長江基建透過各自之中介控股公司擁有 50% 股權之聯營公司）訂立港燈股東貸款協議。根據港燈股東貸款協議，HEIT 將於二零零八年十二月三十一日或之前向 Stanley Power 提供最多爲 213,333,333 加元（約等於港幣 1,344,298,665 元）之港燈股東貸款。

於同日，NAP（長江基建之間接全資附屬公司）與 Stanley Power 訂立長江基建股東貸款協議，據此，NAP 將於二零零八年十二月三十一日或之前向 Stanley Power 提供最多爲 213,333,333 加元（約等於港幣 1,344,298,665 元）之長江基建股東貸款。

根據訂約各方之意向，Stanley Power 每次根據港燈股東貸款協議及長江基建股東貸款協議支取貸款時，HEIT 及 NAP 將按其各自持有 Stanley Power 之股權比例增購 Stanley Power 股份，以向 Stanley Power 注入額外股本。預期每筆注資金額約等於每次支取貸款之一半金額。於完成上述注資後，HEIT 及 NAP 各自於 Stanley Power 之股權百分比將維持不變。

根據上市規則，港燈股東貸款構成港燈之關連交易。由於港燈股東貸款根據上市規則第 14.07 條所載之各適用百分比率均高於 0.1% 但低於 2.5%，港燈股東貸款須遵守上市規則第 14A.66(2)(a)(i) 條之申報及公佈規定，並獲豁免遵守有關取得獨立股東批准之規定。

由於長江基建股東貸款根據上市規則第 14.07 條所載之一個或多個相關百分比率高於 5% 但低於 25%，根據上市規則，長江基建股東貸款構成長江基建之須予披露交易。因此，長江基建股東貸款須遵守上市規則第 14 章之披露規定。

一份載有長江基建股東貸款進一步詳情及其他相關資料之通函將盡快寄發予長江基建股東以供參考。

港燈股東貸款

於二零零八年十一月二十七日，HEIT（港燈之間接全資附屬公司）與 Stanley Power（港燈及長江基建透過各自之中介控股公司擁有 50% 股權之聯營公司） 訂立港燈股東貸款協議。

根據港燈股東貸款協議，HEIT 將於二零零八年十二月三十一日或之前向 Stanley Power 提供最多爲 213,333,333 加元（約等於港幣 1,344,298,665 元）之港燈股東貸款。

港燈股東貸款之主要條款概要如下:

訂約各方:	HEIT（作爲貸款人）； 及 Stanley Power（作爲借款人）
日期:	二零零八年十一月二十七日
貸款安排之最高金額:	213,333,333 加元（約等於港幣 1,344,298,665 元）
利率:	年息 11%
年期:	可根據港燈股東貸款協議作出一次或多次要求以支取貸款，有關貸款須於二零零八年十二月三十一日或之前提供
到期日:	二零一三年十一月三十日

長江基建股東貸款

於同日，NAP（長江基建之間接全資附屬公司）與 Stanley Power 訂立長江基建股東貸款協議，據此，NAP 將於二零零八年十二月三十一日或之前向 Stanley Power 提供最多爲 213,333,333 加元（約等於港幣 1,344,298,665 元）之長江基建股東貸款。

長江基建股東貸款之主要條款概要如下:

訂約各方:	NAP（作爲貸款人）； 及 Stanley Power（作爲借款人）（長江基建董事經作出一切合理查詢後，就彼等所悉、所知及所信，Stanley Power 並非長江基建之關連人士）
日期:	二零零八年十一月二十七日
貸款安排之最高金額:	213,333,333 加元（約等於港幣 1,344,298,665 元）
利率:	年息 11%

年期:	可根據長江基建股東貸款協議作出一次或多次要求以支取貸款，有關貸款須於二零零八年十二月三十一日或之前提供
到期日:	二零一三年十一月三十日

注資

根據訂約各方之意向，Stanley Power 每次根據港燈股東貸款協議支取貸款時，亦會根據長江基建股東貸款協議支取一筆相等金額之貸款，同時，HEIT 及 NAP 將按其各自持有 Stanley Power 之股權比例增購 Stanley Power 股份，以向 Stanley Power 注入額外股本。預期每筆注資金額約等於每次支取貸款之一半金額。於完成上述注資後， HEIT 及 NAP 各自於 Stanley Power 之股權百分比將維持不變。

根據港燈股東貸款協議及長江基建股東貸款協議分別支取之首筆貸款金額，預期將爲 105,000,000 加元（約等於港幣 661,647,000 元），因此 HEIT 及 NAP 各自以認購股份形式注入 Stanley Power 股本之相應金額爲 52,500,000 加元（約等於港幣 330,823,500 元）。

就港燈而言之上市規則涵義

長江基建間接持有港燈已發行股本約 38.87%，爲港燈之主要股東，因此爲港燈之關連人士。由於長江基建間接擁有 Stanley Power 逾 30% 之股權，Stanley Power 爲長江基建之聯繫人（按上市規則之定義）。因此根據上市規則，Stanley Power 爲港燈之關連人士。根據上市規則第 14A.13(2)(a)(i) 條，港燈股東貸款構成港燈之關連交易。

港燈董事（包括獨立非執行董事）認爲港燈股東貸款之條款乃按一般商業條款訂立。

由於港燈股東貸款根據上市規則第 14.07 條所載之各適用百分比率均高於 0.1% 但低於 2.5%，港燈股東貸款須遵守上市規則第 14A.66(2)(a)(i) 條之申報及公佈規定，並獲豁免遵守有關取得獨立股東批准之規定。

就根據上市規則第 14A.25 及 14A.26 條計算百分比率而言，港燈董事經作出一切合理查詢後確認，就彼等所悉、所知及所信，在此交易之前港燈與 Stanley Power 並無任何須與此交易作合併計算之交易。

根據上市規則第 14A.45 條，有關港燈股東貸款之詳情將載於港燈之年報及賬目。

就長江基建而言之上市規則涵義

由於長江基建股東貸款根據上市規則第 14.07 條所載之一個或多個相關百分比率高於 5% 但低於 25%，根據上市規則，長江基建股東貸款構成長江基建之須予披露交易。因此，長江基建股東貸款須遵守上市規則第 14 章之披露規定。

就根據上市規則第 14.22 及 14.23 條計算百分比率而言，長江基建董事經作出一切合理查詢後確認，就彼等所悉、所知及所信，在此交易之前長江基建與 Stanley Power 並無任何須與此交易作合併計算之交易。

一份載有長江基建股東貸款進一步詳情及其他相關資料之通函將盡快寄發予長江基建股東以供參考。

提供股東貸款之原因及利益

港燈及長江基建各自之董事會認爲，需提供港燈股東貸款及長江基建股東貸款以配合 Stanley Power 之融資需求。

港燈及長江基建各自之董事會預期，根據港燈股東貸款協議及長江基建股東貸款協議向 Stanley Power 提供之實際金額，將待 Stanley Power 與各銀行正在磋商之外部銀行融資安排落實後，約於二零零八年十二月初方可釐定。

由於港燈股東貸款將根據港燈於 Stanley Power 之股權比例提供，並與長江基建股東貸款之條款相同，因此港燈董事（包括獨立非執行董事）認爲，港燈股東貸款之條款屬公平合理，並符合港燈股東之整體利益。

由於長江基建股東貸款將根據長江基建於 Stanley Power 之股權比例提供，並與港燈股東貸款之條款相同，因此長江基建董事（包括獨立非執行董事）認爲，長江基建股東貸款之條款屬公平合理，並符合長江基建股東之整體利益。

一般資料

港燈集團之主要業務爲發電及向香港島及南丫島輸配電力。港燈亦爲長江基建數項於澳洲、新西蘭及加拿大之電力相關業務及英國氣體分銷業務之合營夥伴。

長江基建集團之主要業務集中於基建之發展、投資及經營，分佈範圍遍及香港、內地、澳洲、新西蘭、英國、加拿大及菲律賓。

Stanley Power 爲一間於加拿大卑詩省註冊成立之有限責任公司，亦爲持有 TransAlta Cogeneration 49.99% 股權之投資控股公司。

TransAlta Cogeneration 於阿爾伯達省、安大略省及薩斯喀徹溫省之五家燃氣熱電廠及於阿爾伯達省一家燃煤坑口發電廠擁有權益。

釋義

於本公佈內，除文義另有所指外，下列用詞具如下涵義：

「加元」	指	加拿大元，加拿大之法定貨幣
「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市（股份代號：1038）
「長江基建集團」	指	長江基建及其附屬公司
「長江基建股東貸款」	指	NAP 根據長江基建股東貸款協議將於二零零八年十二月三十一日或之前向 Stanley Power 提供之股東貸款，最高金額爲 213,333,333 加元（約等於港幣 1,344,298,665 元）
「長江基建股東貸款協議」	指	NAP 與 Stanley Power 於二零零八年十一月二十七日訂立之股東貸款協議
「關連人士」	指	具上市規則所賦予之涵義
「港燈」	指	香港電燈集團有限公司，根據香港法例註冊成立之有限公司，其股份於聯交所主板上市（股份代號：0006）
「港燈集團」	指	港燈及其附屬公司
「港燈股東貸款」	指	HEIT 根據港燈股東貸款協議將於二零零八年十二月三十一日或之前向 Stanley Power 提供之股東貸款，最高金額爲 213,333,333 加元（約等於港幣 1,344,298,665 元）
「港燈股東貸款協議」	指	HEIT 與 Stanley Power 於二零零八年十一月二十七日訂立之股東貸款協議
「HEIT」	指	HEI Tap Limited，根據比利時法律註冊成立之有限責任公司
「港幣」	指	港幣，香港之法定貨幣

「上市規則」	指	聯交所證券上市規則
「NAP」	指	North America Power Inc.，根據比利時法律註冊成立之公司
「Stanley Power」	指	Stanley Power Inc.，於加拿大卑詩省註冊成立之有限責任公司
「聯交所」	指	香港聯合交易所有限公司
「TransAlta Cogeneration」	指	TransAlta Cogeneration, L.P.，根據加拿大安大略省法律成立之有限責任合夥

附註：本公佈所列之幣值以 1 加元兌港幣 6.3014 元之匯率換算，有關換算僅作說明之用。

承董事會命
長江基建集團有限公司
公司秘書
楊逸芝

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零八年十一月二十七日

於本公佈日期，長江基建之執行董事爲李澤鉅先生（主席）、甘慶林先生（集團董事總經理）、葉德銓先生（副主席）、霍建寧先生（副主席）、甄達安先生、周胡慕芳女士（亦爲霍建寧先生及陸法蘭先生之替任董事）、陸法蘭先生及曹棨森先生；非執行董事爲張英潮先生（獨立非執行董事）、郭李綺華女士（獨立非執行董事）、孫潘秀美女士（獨立非執行董事）、羅時樂先生（獨立非執行董事）、藍鴻震先生（獨立非執行董事）、李王佩玲女士、高保利先生及麥理思先生；及替任董事爲文嘉強先生（爲葉德銓先生之替任董事）及楊逸芝小姐（爲甘慶林先生之替任董事）。

於本公佈日期，港燈之執行董事爲霍建寧先生（主席）、曹棨森先生（集團董事總經理）、周胡慕芳女士（亦爲霍建寧先生及陸法蘭先生之替任董事）、甄達安先生、甘慶林先生（陳來順先生爲甘慶林先生之替任董事）、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生；非執行董事爲夏佳理先生、李蘭意先生及麥理思先生；及獨立非執行董事爲顧浩格先生、佘頌平先生及黃頌顯先生。

END